EXHIBIT 21.1
DIRECT AND INDIRECT SUBSIDIARIES OF ONITY GROUP INC.
The following is a list of subsidiaries of the registrant as of December 31, 2025, omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	State or Other Jurisdiction of Organization
PHH Mortgage Corporation (1)	New Jersey
PHH Corporation (1)	Maryland
PHH Asset Services Corp. (1)	Delaware
PHH Asset Services Parent LLC (1)	Delaware
PHH Asset Services LLC (1)	Delaware
Ocwen Financial Solutions Private Limited (1)	India
Ocwen Advance Facility Transferor, LLC (2)	Delaware
Ocwen Master Advance Receivables Trust (2)	Delaware
CR Limited (1)	Vermont
CR Sponsored Captive Limited (1)	Vermont
Ocwen USVI Services, LLC (1)	U.S. Virgin Islands
Ocwen Loan Investment Trust 2023-HB1 (2)	Delaware
Onity Loan Investment Trust 2024-HB2 (2)	Delaware
(1)Operating company
(2)Special purpose entity